UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 9, 2023

Maxpro Capital Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-40857	87-1015109
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5/F-4, No. 89

Songren Road, Xinyi District

Taipei City, Taiwan 11073

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: +886 2 7713 7952

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock and one Redeemable Warrant	JMACU	The Nasdaq Stock Market LLC
Class A Common Stock, par value $0.0001 per share	JMAC	The Nasdaq Stock Market LLC
Redeemable Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	JMACW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

As previously announced, on September 14, 2022, Maxpro Capital Acquisition Corp. (“Maxpro”), a Delaware corporation, entered into a Business Combination Agreement (the “Business Combination Agreement”) by and among Maxpro, Apollomics Inc., a Cayman Islands exempted company (“Apollomics”), and Project Max SPAC Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Apollomics. The transactions contemplated by the Business Combination Agreement are hereinafter referred to as the “Business Combination.”

Amendment to Business Combination Agreement

On February 9, 2023, Maxpro and Apollomics entered into a First Amendment to the Business Combination Agreement (the “Amendment”). The Amendment amends the Business Combination Agreement to provide that, with regard to the consideration to be paid to existing Apollomics shareholders, up to 3,100,000 Class A ordinary shares of Apollomics, par value $0.0001 per share (“Class A Ordinary Shares”) may be issued instead of Class B ordinary shares of Apollomics, par value $0.0001 per share (“Class B Ordinary Shares”), if the board of directors of Apollomics determines in good faith, following consultation with Maxpro, that such action is necessary or advisable to satisfy the condition set forth in Section 8.1(g) (Nasdaq Listing) of the Business Combination Agreement.

PIPE Subscription Agreements

Ordinary Shares

In connection with the Business Combination, on February 9, 2023, Apollomics entered into subscription agreements (the “Ordinary Share Subscription Agreements”) with “accredited investors” (as such term is defined in Rule 501 of Regulation D) (the “Ordinary Share PIPE Investors”), pursuant to, and on the terms and subject to the conditions of which, the Ordinary Share PIPE Investors will purchase an aggregate of 230,000 Class B Ordinary Shares in a private placement immediately prior to the closing of the Business Combination (the “Business Combination Closing”), at a price of $10.00 per share, for an aggregate purchase price of $2,300,000 (the “Ordinary Share PIPE”). Pursuant to Apollomics’ proposed Sixth Amended and Restated Memorandum and Articles of Association, to be adopted in connection with the Business Combination Closing (the “Proposed MAA”), the Class B Ordinary Shares will be subject to a lock-up whereby holders of such shares are prohibited from transferring such shares for a period of six months after the Business Combination Closing.

Concurrently with the execution of the Ordinary Share Subscription Agreements, each Ordinary Share PIPE Investor entered into a Warrant Agreement (“Warrant Agreement”) with Apollomics, pursuant to which Apollomics will issue one-quarter of one warrant (“Penny Warrants”), each whole warrant exercisable to purchase one Class A Ordinary Share for $0.01 per share, for each Class B Ordinary Share issued pursuant to such Ordinary Share PIPE Investor’s Ordinary Share Subscription Agreement. Each Penny Warrant may be exercised only during the period commencing six months after the Business Combination Closing and terminating on the earlier to occur of five years after the Business Combination Closing and the liquidation of Apollomics.

Preferred Shares

Also in connection with the Business Combination, on February 9, 2023, Apollomics entered into subscription agreements (the “Preferred Share Subscription Agreements” and together with the Ordinary Share Subscription Agreements, the “PIPE Subscription Agreements”) with “accredited investors” (as such term is defined in Rule 501 of Regulation D) (the “Preferred Share PIPE Investors” and together with the Ordinary Share PIPE Investors, the “PIPE Investors”), pursuant to, and on the terms and subject to the conditions of which, the Preferred Share PIPE Investors will purchase an aggregate of 2,135,000 Series A preferred shares, par value $0.0001 per share, of Apollomics (“Series A Preferred Shares”) in a private placement immediately prior to the Business Combination Closing, at a price of $10.00 per share, for an aggregate purchase price of $21,350,000 (the “Preferred Share PIPE”). Each Series A Preferred Share will be convertible, at any time at the option of the holder thereof, into Class A Ordinary Shares at an initial rate of 1.25 Class A Ordinary Shares per Series A Preferred Share, subject to adjustment (the “Conversion Rate”). Each outstanding Series A Preferred Share will automatically and immediately convert into Class A Ordinary Shares at the Conversion Rate then in effect upon the fifth anniversary of the Business Combination Closing. Prior to the six-month anniversary of the Business Combination Closing, no holder may transfer any Series A Preferred Share or any Class A Ordinary Shares into which such Series A Preferred Share may be converted.

The closing of the Ordinary Share PIPE and the Preferred Share PIPE (together, the “PIPE Closing”) will occur on the date of, and substantially concurrently with and conditioned upon the effectiveness of, the Business Combination. The PIPE Closing will be subject to customary conditions, including:

•	all representations and warranties of Apollomics and the PIPE Investors contained in the PIPE Subscription Agreements shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Material Adverse Effect (as defined in the PIPE Subscription Agreements), which representations and warranties shall be true in all respects) at, and as of, the PIPE Closing (except that representations and warranties expressly made as of an earlier date, which shall be true and correct in all material respects as of such earlier date); and

•	all conditions precedent to the closing of the Business Combination, including the approval by Maxpro’s stockholders, shall have been satisfied or waived.

Each PIPE Subscription Agreement will terminate upon the earliest to occur of (i) such date and time as the Business Combination Agreement is terminated in accordance with its terms, and (ii) upon the mutual written agreement of the parties to such PIPE Subscription Agreement.

Pursuant to the PIPE Subscription Agreements, Apollomics also granted the PIPE Investors certain registration rights whereby Apollomics has agreed to file (at Apollomics’ sole cost and expense) a registration statement registering the resale of the Class A Ordinary Shares into which the shares issued at the PIPE Closing are convertible (the “PIPE Resale Registration Statement”) within 60 calendar days after the Business Combination Closing. Apollomics will use its commercially reasonable efforts to have the PIPE Resale Registration Statement declared effective no later than the 90th calendar day following the date the PIPE Resale Registration Statement is filed with the U.S. Securities and Exchange Commission (the “SEC”) (or, the 10th business day after the date Apollomics is notified by the SEC that the PIPE Resale Registration Statement will not be “reviewed” or will not be subject to further review).

The foregoing descriptions are qualified in their entirety by reference to the Amendment, the Proposed MAA, the form of Warrant Agreement, the form of PIPE Subscription Agreement, copies of which are attached as Exhibits 2.1, 3.1, 4.1 and 10.1 hereto, respectively, and are incorporated herein by reference.

Item 3.02 Unregistered Sales of Equity Securities.

The disclosure contained in Item 1.01 of this Current Report on Form 8-K is incorporated by reference in this Item 3.02. The securities that may be issued in connection with the PIPE Subscription Agreements will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), and will be issued in reliance on the exemption from registration requirements thereof provided by Section 4(a)(2) of the Securities Act.

Important Information About the Proposed Business Combination and Where to Find It

In connection with the Business Combination, on November 22, 2022, Apollomics filed an initial registration statement on Form F-4 (as amended by Amendment No. 1 to the Registration Statement, filed on December 15, 2022, as further amended by Amendment No. 2 to the Registration Statement, filed on December 23, 2022, the “Registration Statement”) with the SEC, which includes a proxy statement/prospectus. Maxpro and Apollomics will continue to file other documents regarding the proposed Business Combination with the SEC. Maxpro’s stockholders and other interested persons are advised to read the Registration Statement and, when available, the definitive proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive proxy statement and documents incorporated by reference therein filed in connection with the proposed Business Combination, as these materials will contain important information about Apollomics and Maxpro and the proposed Business Combination. Promptly after the Registration Statement is declared effective by the SEC, Maxpro will mail the definitive proxy statement/prospectus and a proxy card to each shareholder entitled to vote at the meeting relating to the approval of the Business Combination and other proposals set forth in the proxy statement/prospectus. Before making any voting or investment decision, investors and stockholders of Maxpro are urged to carefully read the entire Registration Statement and proxy statement/prospectus and, when available, the definitive proxy statement/prospectus, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the Business Combination. The documents filed by Maxpro with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov, or by directing a request to Maxpro Capital Acquisition Corp., 5F-4, No.89, Songren Rd., Xinyi Dist., Taipei City, Taiwan 11073, Attention: Secretary; telephone: +886 2 7713 7952.

Participants in the Solicitation

Maxpro and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Maxpro’s stockholders in connection with the proposed Business Combination. A list of the names of those directors and executive officers and a description of their interests in Maxpro will be included in the proxy statement/prospectus for the proposed Business Combination when available at www.sec.gov. Information about Maxpro’s directors and executive officers and their ownership of Maxpro securities is set forth in Maxpro’s Annual Report on Form 10-K, filed with the SEC on March 31, 2022, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such filing. Other information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement/prospectus pertaining to the proposed business combination when it becomes available. These documents can be obtained free of charge from the source indicated above.

Apollomics and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Maxpro in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination is included in the Registration Statement.

Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is included in the proxy statement/prospectus filed with the SEC. Stockholders, potential investors and other interested persons should read the proxy statement/prospectus and, when available, the definitive proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this Current Report on Form 8-K may be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding Apollomics’ industry and market sizes, expected clinical trial results, future opportunities for Apollomics and Maxpro, Apollomics’ estimated future results and the potential transaction between Maxpro and Apollomics, including the implied enterprise value, the expected transaction and ownership structure and the likelihood, timing and ability of the parties to successfully consummate the proposed Business Combination.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Maxpro and its management and/or Apollomics and its management, as the case may be, are inherently uncertain and are subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of Maxpro and Apollomics. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: the inability to meet the closing conditions to the Business Combination and the PIPE, including the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the inability to complete the Business Combination due to the failure to obtain approval of Maxpro’s stockholders, the failure to achieve the minimum cash condition following any redemptions by Maxpro stockholders, or the failure to meet Nasdaq’s initial listing standards in connection with the consummation of the contemplated transactions; costs related to the Business Combination; a delay or failure to realize the expected benefits from the Business Combination; risks related to disruption of management’s time from ongoing business operations due to the Business Combination; the impact of any current or new government regulations in the United States and China affecting Apollomics’ operations and the continued listing of Apollomics’ securities; inability to achieve successful clinical results or to obtain licensing of third-party intellectual property rights for future discovery and development of Apollomics’ oncology projects; failure to commercialize product candidates and achieve market acceptance of such product candidates; failure to protect Apollomics’ intellectual property; breaches in data security; risks related to the ongoing COVID-19 pandemic and response; risk that Apollomics may not be able to develop and maintain effective internal controls; unfavorable changes to the regulatory environment; and other risks and uncertainties indicated in Maxpro’s final prospectus dated October 7, 2021 and filed with the SEC on October 8, 2021 for its initial public offering, the Annual Report on Form 10-K, filed with the SEC on March 31, 2022, and the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” therein, and in Maxpro’s other filings with the SEC. Maxpro and Apollomics caution that the foregoing list of factors is not exclusive.

Actual results, performance or achievements may differ materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those forward-looking statements are based. There can be no assurance that the data contained herein is reflective of future performance to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond the control of Maxpro and Apollomics. All information set forth herein speaks only as of the date hereof in the case of information about Maxpro and Apollomics or the date of such information in the case of information from persons other than Maxpro or Apollomics, and Maxpro and Apollomics disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this communication. Forecasts and estimates regarding Apollomics’ industry and end markets are based on sources Maxpro and Apollomics believe to be reliable, however there can be no assurance these forecasts and estimates will prove accurate in whole or in part. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and do not reflect actual results.

No Offer or Solicitation

This Current Report on Form 8-K is for informational purposes only and shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This Current Report on Form 8-K also shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the Business Combination or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits

Exhibit No.	Description
2.1	First Amendment to the Business Combination Agreement

3.1	Post-Closing Memorandum and Articles of Association of Apollomics, Inc.

4.1	Form of Warrant Agreement

10.1	Form of Subscription Agreement

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MAXPRO CAPITAL ACQUISITION CORP.

	By:	/s/ Hong - Jung (Moses) Chen
		Name:	Hong - Jung (Moses) Chen
		Title:	Chief Executive Officer

Dated: February 10, 2023